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                           March 6, 2024

       Ellen R. Patterson
       Senior Vice President
       Wells Fargo & Company
       420 Montgomery Street
       San Francisco, California 94104

                                                        Re: Wells Fargo &
Company
                                                            Registration
Statement on Form S-3
                                                            Filed February 28,
2024
                                                            File No. 333-277455

       Dear Ellen R. Patterson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Dawn Holicky Pruitt